AB *
3/13

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

UN. 08030364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. c/o Prime Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton (City) | Bermuda (State) | HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly | (441) 295-0329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) | New York (City) | NY (State) | 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WT 3/19

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kelly
Signature

Vice President & Treasurer
Title

NICHOLAS J. HOSKINS
NOTARY PUBLIC
FOR AND IN THE ISLANDS OF BERMUDA
"CHANCERY HALL", 52 REID STREET
HAMILTON HM12, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME

REVENUE BERMUDA $25

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
GDK, Inc.

December 31, 2007 with
Report of Independent Registered
Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GDK, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007
(In thousands of U.S. dollars, except share amounts)

ASSETS		
Cash and cash equivalents	$	691,325
Due from broker		1,066,467
Securities owned, at market or fair value		136,308
Investment in Cayman Islands Entity		80,276
Other assets		114
TOTAL ASSETS	$	1,974,490
LIABILITIES AND SHAREHOLDERS' EQUITY		
Securities sold, not yet purchased, at market or fair value	$	129,529
Deferred incentive fee		322,457
Redemptions payable		83,063
Floor brokerage fee payable		140
Accrued expenses and other liabilities		912
TOTAL LIABILITIES		536,101
Shareholders' equity		1,438,389
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,974,490

The accompanying notes are an integral part of this statement of financial condition.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") of the United States and a member of the Chicago Stock Exchange, commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on U.S. exchanges exclusively for its own account.

The Company's Trading Advisor is Caxton Associates, L.L.C. (the "Advisor"), a Delaware, U.S.A. limited liability company. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company. The Company's Trading Manager is A.R.T. Advisors, LLC, a Delaware, U.S.A. limited liability company (the "Trading Manager").

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates used in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

Cash Equivalents

Cash equivalents may include money market accounts, overnight funds, time deposits, commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase which are carried at cost plus accrued interest, which approximates fair value. At December 31, 2007, cash and cash equivalents primarily consist of cash, shares in a money market fund and time deposits held at one financial institution.

2. Significant Accounting Policies (continued)

Valuation of Trading Positions

Trading positions of the Company are valued at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations and pricing models. Pricing models consider the time value, volatility and other economic factors of the financial instruments. The resulting change in unrealized profit or loss is reflected in shareholders' equity.

Trading positions, which include securities owned and securities sold, not yet purchased, are accounted for on a trade date basis. Dividends, including those on securities sold, not yet purchased, are recognized on ex-dividend date, net of applicable taxes. Interest is recognized on the accrual basis.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. In addition to the Company's trading positions (which are carried at market or fair value), substantially all of the Company's financial instruments are carried at contract value, which approximate fair value due to their relatively short-term nature and/or variable market rates of interest.

Valuation of Investment in the Cayman Islands Entity

At December 31, 2007, the Company held an approximately 37% interest in an investment fund, a Cayman Islands Corporation (the "Cayman Islands Entity"), to hedge its obligations with respect to deferred incentive fees due to the Trading Manager. The Company's interest is in the form of Class C voting shares (the "Shares"), which are generally redeemable annually.

2. Significant Accounting Policies (continued)

Valuation of Investment in the Cayman Islands Entity (continued)

The Company values its investment in the Cayman Islands Entity at the amount equal to the Company's attributable share of the net assets of the investee company. The Cayman Islands Entity values substantially all of its assets and liabilities at amounts which approximate fair value.

Collateralized Securities Transactions

Securities loaned, which are collateralized by cash, are treated as collateralized financing transactions and are recorded at the amount of collateral received. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. These transactions are executed with one major financial institution. The Company receives a reduced interest rate on margin balances outstanding with this financial institution. As of December 31, 2007, the Company did not have any securities loaned transactions outstanding and the arrangement was terminated.

Commissions and Soft Dollar Arrangements

Commissions are expensed upon the execution of the trade.

In exchange for the direction of commission dollars to certain brokers, the Trading Manager may generate credits or "soft dollars." The Trading Manager will have the option to use these soft dollars generated by the Company to pay for research related products and services. Section 28 (e) of the U.S. Securities Exchange Act of 1934, as amended, provides a "safe harbor" to trading advisors who use soft dollars generated by their advised accounts to obtain investment research and brokerage services that provide lawful and appropriate assistance to the advisor in the performance of investment decision-making responsibilities.

2. Significant Accounting Policies (continued)

Commissions and Soft Dollar Arrangements (continued)

The Company does not apply any rigid formula for selecting brokers or dealers to effect transactions, nor does it have fixed internal brokerage procedures designating specific percentages of brokerage commissions to particular brokerage firms. The Company is authorized to incur higher prices for the purchase of securities from, or accept lower prices for the sale of securities to, brokerage firms that provide it with investment and research information or to pay higher commissions to such firms if the Company determines such prices or commissions are reasonable in relation to the overall services provided by such brokerage firms.

Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the statement of financial condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 was initially effective for fiscal years beginning after December 15, 2006, but was subsequently deferred and is now effective for fiscal years beginning after December 31, 2007. Consequently, the Company is not required to implement FIN 48 until January 1, 2008. The Company is in the process of determining the effect, if any, of the impact of adopting FIN 48 on the statement of financial condition.

In September 2006, FASB issued *Statement on Financial Accounting Standards No. 157, "Fair Value Measurements"* ("FAS 157"). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe the adoption of FAS 157 will impact the amounts reported in the statement of financial condition.

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2007, the amount due from broker, securities owned, and securities sold, not yet purchased, were held at one major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2007 are publicly traded U.S. equities. No single long or short position or industry concentration exceeds 10% of shareholders' equity.

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker-dealer pursuant to a Joint Back Office Agreement. At December 31, 2007, the due from broker balance in the statement of financial condition includes the following:

Cash at broker	$ 1,070 million
Transactions pending settlement, net	(4) million
Due from broker, net	$ 1,066 million

Cash at the broker related to securities sold, not yet purchased, is restricted until the securities are purchased. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Interest on debit and credit balances is paid based on the broker's institutional rate. Margin requirements for securities sold, not yet purchased, at December 31, 2007 of approximately $35 million were satisfied by securities owned and cash at broker.

4. Related Party Disclosures

The Advisor is the trading advisor to three of the Company's shareholders and the Managing Member of the Company's other shareholder. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime. The Advisor is a member of the Trading Manager.

5. Trading Advisory and Incentive Fees

The Trading Manager has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than foreign or U.S. exchange traded securities.

5. Trading Advisory and Incentive Fees (continued)

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 1% of the average monthly net asset value of the Company. Advisory fees payable of approximately $0.8 million are included in accrued expenses and other liabilities at December 31, 2007. Fees may be waived at the Trading Manager's discretion. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee of $18,000 annually.

Under the terms of the Advisory Agreement, the Trading Manager earns an incentive fee at a rate of 20% of Net Profits as defined in the Advisory Agreement (subject to loss carryforward provisions and other adjustments). The Trading Manager may, at its sole discretion, waive, in whole or in part, the incentive fee for certain related parties. Prior to the beginning of any fiscal year, the Trading Manager may elect to defer the payment of all or a portion of the incentive fee that may become payable in that year. The Trading Manager did not earn any incentive fees for the year ended December 31, 2007.

The Trading Manager may, from time to time, designate one or more indices for deferred fees, including an index measured by the annual rate of return of the Company, grossed up by any advisory fees and incentive fees payable by the Company, or to the value of certain investment funds as outlined in the Deferred Incentive Fee Agreement ("Deferral Agreement"). In 2007, the portion of the deferred incentive fees indexed to the rate of return of the Company depreciated by $14.8 million and the portion indexed to the Cayman Island Entity appreciated by $20.2 million resulting in an increase in the amount payable of approximately $5.4 million. Deferred incentive fee payable consists of a portion of incentive fees earned in 2002, 2004, 2005 and 2006 (plus appreciation or depreciation from the rates of return of the designated indices), which were deferred generally for a minimum of five years from the date they were earned.

To the extent the Trading Manager has chosen, under the terms of the Deferral Agreement with the Company, to designate an index other than the rate of return of the Company, the Company has decided to invest in certain assets to hedge its obligation to pay deferred fees (plus appreciation or depreciation from the rates of return of the designated indices) to the Trading Manager.

As of November 29, 2007, the Company has elected to terminate and liquidate completely the Deferral Agreement. The entire deferred incentive fee liability on the statement of financial condition as of November 30, 2008, will be distributed during the period commencing on December 1, 2008 and ending on October 31, 2009.

6. Shareholders' Equity

The Company's capital structure consists of three classes of common stock, Class A, Class B and Class C. Each class has identical voting rights. The Company is authorized to issue a total of 150,000 voting shares of all classes, \$.10 par value. As of December 31, 2007, there were 5,613.73 Class A shares and 2,041.54 Class B shares outstanding.

Class B shares are not charged advisory fees or incentive fees. Class C shares are not charged incentive fees.

At December 31, 2007, an affiliated entity, a British Virgin Islands corporation (the "BVI Entity") owned an approximately 70% interest in the Company, in the form of all the outstanding Class A shares. The BVI Entity has a trading advisory agreement with the Advisor.

At December 31, 2007, shareholders redeemed 389.17 Class B shares, valued at approximately \$83.06 million. This amount is included in the statement of financial condition as redemptions payable.

7. Risk Management

Risk is an inherent part of the Company's activities. The principal risks the Company faces are market, credit, liquidity, and operational risks, among other risks. While these risks can not be eliminated, the Company seeks to mitigate these risks through a range of monitoring and analytical techniques.

Market risk is the risk that a change in the level of one or more market factors such as market price, rates, indices, volatilities, and correlations will result in losses for a position or portfolio. The Company incurs market exposure through its trading and hedging activities throughout its portfolio. The Company's portfolio of positions and investments are monitored to assist in maintaining appropriate levels of risk and volatility.

The Trading Advisor also employs stress testing, event risk analysis and other risk measurement methods and tools to assess risk on an ongoing basis. However, such tools assist the Trading Advisor in evaluating potential market risk but do not independently limit risk.

7. Risk Management (continued)

Credit risk includes the risk that a counterparty or an issuer of securities or other financial instruments will be unable to meet its contractual obligations and fail to deliver, pay for or execute a trade. The Company's credit exposure is largely limited to professional counterparties in the financial sector and organized exchange or clearinghouse. Credit risk will also be incurred when the Company enters into collateralized financing transactions. The Company seeks to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with the Company when deemed necessary.

Liquidity risk relates to the ability to raise capital or liquidate an asset in a timely manner at a reasonable price. The Trading Manager seeks to manage liquidity risk by investing primarily in marketable securities and monitoring the Company's positions against the reported trading volume of such securities.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from disruptions caused by external events. The Advisor and Trading Manager maintain controls that include systems and procedures to record and reconcile transactions and positions. The Advisor and Trading Manager have a disaster recovery plan to facilitate the continuity of critical operations in the event of a business disruption.

8. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2007, the Company had net capital of approximately $1.32 billion which exceeded requirements by approximately $1.30 billion, and a ratio of aggregate indebtedness to net capital of .31 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company does not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, the Company is exempt from the requirements of this Rule under Section (k)(2)(ii).